Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-170492 May 31, 2011

What’s Gold Really Worth?

By Kevin Feldman

Determining an exact value for gold isn’t easy—but the pressure to do so is diminished by the fact that, for most investors, gold shouldn’t be a short-term investment.

The drop in silver’s price earlier this month suggested that some major market players had decided that silver had risen far above a reasonable valuation. In the aftermath, some writers argued that the price drop of about 27% for the week of May 2nd was a reasonable correction. (In fact, my colleague Russ Koesterich thinks that silver still looks expensive.)

Since some investors still link gold and silver—not taking into account the significant differences between the two metals—some market observers and gold investors wondered if gold, down about 4 percent last week, was also due to plummet. Is gold a bubble?

For reasons that I’ve blogged about before, particularly the purchasing of gold by central banks, I don’t think it is. But one of the challenges in assessing the value of gold is that the usual metrics don’t apply: gold doesn’t pay interest or dividends or generate earnings. And for all practical purposes you can’t use gold, as you might, say, real estate. In fact, gold, which must be moved, stored, insured and guarded, actually comes with built-in expenses.

So if you want to ascertain whether gold is undervalued, overvalued, or about right, how can you figure that out? It’s a problem market observers struggle with; on Seeking Alpha not long ago, contributor Robert Shaw tried to calculate what gold would be worth if you used it to replace all the currency in the world. The Economist recently sought its value in how many barrels of oil or bushels of wheat you could buy with an ounce of gold. The magazine points out that gold has risen considerably against the dollar, which could plausibly be interpreted as the result of concern over the devaluation of the dollar. But gold has also risen substantially against the Swiss franc, not typically thought of as a weak or declining currency. And neither the United States nor Switzerland looks like they’ll have to confront increased inflation any time soon, so the threat of it doesn’t account for gold’s rise relative to those currencies. Some of the increase, perhaps, from investors who fear the long-term prospect of inflation—but not all of it, and not even a majority of it.

How do you explain gold’s appreciation against currencies as varied as the dollar and the Swiss franc? Because people want to hold on to gold for a variety of reasons. One of them certainly is as a hedge against inflation and/or a falling dollar; another is as a portfolio diversifier which is, most of the time, negatively correlated with stocks. And then there’s just the psychological comfort that stems from the sense of gold as a safe haven.

Which brings us back to where we began: the substantial differences between gold and silver. I consider silver a satellite bet, something one invests in for a specific play. But gold is a long-term, core portfolio holding.

iShares Gold Trust (“Gold Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Gold Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Gold Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Certain sectors and markets perform exceptionally well based on current market conditions and iShares Funds can benefit from that performance. Achieving such exceptional returns involves the risk of volatility and investors should not expect that such results will be repeated. Past performance does not guarantee future results. Diversification may not protect against market risk.

Neither the iShares Gold Trust nor the iShares Silver Trust (collectively, the “Trusts”) is an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trusts are not subject to the same regulatory requirements as mutual funds. Because shares of the Trusts are expected to reflect the price of the silver and gold held by the Silver Trust and the Gold Trust, respectively, the market price of the shares will be as unpredictable as the prices of silver and gold have historically been. Additionally, shares of the Trusts are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trusts are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trusts. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trusts. BAMII is an affiliate of BlackRock, Inc.

When comparing commodities and the Trusts, it should be remembered that the sponsor’s fees associated with the Trusts are not borne by investors in individual commodities. Buying and selling shares of the Trusts will result in brokerage commissions. Because the expenses involved in an investment in physical gold or physical silver will be dispersed among all holders of shares of the Trusts, an investment in the Trusts may represent a cost-efficient alternative to investments in gold or silver for investors not otherwise able to participate directly in the market for physical gold or silver.

Shares of the Gold Trust and Silver Trust are created to reflect, at any given time, the market price of gold and silver, respectively owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold or silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Gold Trust, carefully read the prospectus.